Exhibit 18
Preferability Letter Of Independent Public Auditors
February 27, 2007
Con-way Inc.
Portland, Oregon 97201
Ladies and Gentlemen:
We have audited the consolidated balance sheets of Con-way Inc. (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income for each of the years in the three year period ended December 31, 2006, and have reported thereon under date of February 27, 2007. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2006. As stated in Note 1 to those financial statements, the Company changed its policy for accounting for tires. Previously, the cost of original and replacement tires was reported as a current asset and amortized based on estimates of usage. In 2006, the Company changed its policy and has begun to capitalize the cost of tires mounted on revenue equipment as part of the total cost of such equipment. Under this new policy, subsequent replacement tires are expensed at the time those tires are placed in service, similar to other repair and maintenance costs. Also, as stated in Note 1, the Company believes this new policy is preferable under the circumstances because it provides a more precise and less subjective method for recognizing expenses related to tires that is consistent with industry practice. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
     With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
     Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,

/s/ KPMG LLP